Exhibit 1.02

NETSCOUT SYSTEMS, INC.

Conflict Minerals Report

For the Reporting Period from January 1, 2013 to December 31, 2013

Introduction

This Conflict Minerals Report (the “Report”) of NetScout Systems, Inc. (“NetScout” or the “Company”) has been prepared pursuant to Rule 13p-1 (the “Rule”) promulgated under the Securities Exchange Act of 1934 for the reporting period January 1, 2013 to December 31, 2013 (the “Reporting Period”).

The Rule requires disclosure of certain information when a company manufactures or contracts to manufacture products in which certain minerals specified in the Rule are necessary to the functionality or production of those products. The specified minerals, which we collectively refer to in this Report as the “Conflict Minerals,” are gold, columbite-tantalite (coltan), cassiterite, and wolframite, including their derivatives, which are limited to tantalum, tin and tungsten. The “Covered Countries” for the purposes of the Rule and this Report are the Democratic Republic of the Congo, the Republic of the Congo, the Central African Republic, South Sudan, Uganda, Rwanda, Burundi, Tanzania, Zambia, and Angola. As described in this Report and as required by the Rule, the Company has determined that Conflict Minerals are necessary to the functionality or production of certain products the Company manufactures or contracts to manufacture (the “Necessary Conflict Minerals”).

The Company’s Products Covered by this Report

The Company designs, develops, manufactures (or contracts to manufacture), markets, licenses, sells, and supports application and network performance management and service assurance solutions focused on assuring service delivery quality, performance, and availability for large, demanding, and complex internet protocol (IP) based service delivery environments. The Company manufactures, or contracts to manufacture, and markets these products in integrated hardware and software solutions that are used by commercial enterprises, large governmental agencies, and telecommunication service providers worldwide.

This Report relates to the Company’s product categories: (i) for which Conflict Minerals are necessary to their functionality or production; (ii) that were manufactured, or contracted to be manufactured, by the Company; and (iii) for which the manufacture was completed during calendar year 2013. The Company’s product categories that are “in scope” for the purposes of the Reporting Period, and that are referred to in this Report collectively as the “Covered Products,” are divided between the following two general product categories and described and identified as follows:

•	Appliances:

•	nGenius® Performance Manager Server

•	nGenius® InfiniStream® Appliance

•	nGenius® Voice | Video Engine Appliance

•	nGenius® Voice | Video Manager Server

•	nGenius® Voice | Video Manager Data Collector

•	nGeniusONE™ Server

•	nGenius® Collector

•	nGenius® Subscriber Intelligence

•	Packet Flow Switches:

•	nGenius® 1500 Series

Two other Company product categories are “out of scope” for the purposes of the Reporting Period and are not included in the use of the term “Covered Products” in this Report in accordance with Instruction 3 to Form SD. These product categories are (i) Accanto Pantera™ Probes, which were acquired as a result of the Company’s acquisition, on July 19, 2012, of certain technology and assets from Accanto Systems, S.r.l., a subsidiary of Accanto Systems, OY; and (2) ONPATH Products (consisting of the nGenius® 3900 Series Packet Flow Switch, nGenius® Packet Flow Switch Management Server, UCS 2900, and UCS 3900), which were acquired as a result of the Company’s acquisition, on November 1, 2012, of ONPATH Technologies, Inc. Because of the timing of these acquisitions, the products in these categories are not subject to reporting until 2015 (for the calendar 2014 reporting year).

The Company’s RCOI

Inherent RCOI Limitations. The Company has taken significant steps to identify the smelters and refiners of Necessary Conflict Minerals in its supply chain. The Company’s supply chain with respect to the Covered Products, however, is complex, and there are many third parties in the supply chain between the ultimate manufacture of the Covered Products and the original sources of the Necessary Conflict Minerals. The Company does not purchase Conflict Minerals directly from mines, smelters, or refiners. The Company must therefore rely on information provided by its suppliers and independent third-party audit programs regarding the origin of Necessary Conflict Minerals that are included in the Covered Products. Such information may be incorrect, incomplete, or subject to other irregularities beyond the Company’s control. Moreover, the Company believes that the smelters and refiners of Conflict Minerals are best situated to identify the sources of Conflict Minerals.

Reasonable Country-of-Origin Inquiry. The Company has conducted an extensive, good faith reasonable country of origin inquiry (“RCOI”) that was reasonably designed to determine whether any of the Necessary Conflict Minerals originated in the Covered Countries and whether any of the Necessary Conflict Minerals may be from recycled or scrap sources. To identify relevant suppliers that contribute Necessary Conflict Minerals to the Company’s Covered Products, the Company identified products that contain Conflict Minerals. The Company next identified relevant purchased parts for those Covered Products and the suppliers of the relevant purchased parts. Adopting a risk-based approach, the Company then prioritized relevant suppliers based on annual direct spending. The Company determined that it was impracticable at that point to contact every supplier of parts containing Necessary Conflict Minerals. As a result, based on its risk analysis, the Company contacted suppliers (including contract manufacturers) that accounted for 93.9% of the Company’s direct spending on Covered Products during the

Reporting Period to request information regarding the country of origin of its Necessary Conflict Minerals. All suppliers contacted by the Company responded to the inquiry. Because, based on its RCOI, the Company could not determine with certainty the countries of origin of its Necessary Conflict Minerals, the Company also performed due diligence on the source and chain of custody to determine whether the Necessary Conflict Minerals directly or indirectly financed or benefitted armed groups in the Covered Countries.

Design of the Company’s Due Diligence Framework

Inherent Due Diligence Limitations. Due to the Company’s position as a downstream purchaser of conflict minerals within the supply chain in relation to the actual extraction and transportation of ore, however, its ability to verify the accuracy or completeness of information reported by suppliers is limited. The Company can provide only reasonable, not absolute, assurance regarding the source and chain of custody of the Necessary Conflict Minerals in the Covered Products.

Conformance to the OECD Guidance. The Company’s due diligence measures were designed to conform in all material respects to the framework set out in the Organisation for Economic Co-operation and Development Due Diligence Guidance for Responsible Supply Chain of Minerals from Conflict-Affected and High Risk Areas: Second Edition, including the related supplements on gold, tin, tantalum, and tungsten (the “OECD Guidance”), consistent with the Company’s position as a downstream purchaser of conflict minerals. The Company commenced its due diligence process (which overlapped with its RCOI) in April 2013 with the adoption of its Conflict Minerals Policy (the “Company Policy”).

CMMP Manual. To guide its due diligence, the Company also developed and adopted a Conflict Minerals Management Program (“CMMP”) Manual. The Manual describes and identifies the Company’s CMMP planning, resources, information management, supplier engagement processes, grievance mechanisms, supply chain risk factors and risk management procedures, and related CMMP issues for the responsible supply chain management of Conflict Minerals. To the extent practicable and applicable to a downstream company, the Manual tracks the OECD Guidance. In the course of this process, the Company engaged outside conflict minerals professionals to assist with the design of its due diligence framework and its conformance with the OECD Guidance. The Company expects to continue to refine, revise, and improve the CMMP and the Manual as appropriate.

Company Policy. The Company Policy provides, in part, as follows:

•	NetScout supports and respects the protection of internationally proclaimed human rights for all, including the basic human rights of employees and workers within its supply chain. NetScout believes in treating all people with respect and dignity. NetScout also expects its suppliers to adhere to the same high standards. NetScout is committed to the sourcing of components and materials used in its products from companies that share its values about human rights, ethics, and environmental responsibility.

•	NetScout continues to assess whether its products contain Conflict Minerals derived from ores mined in the Covered Countries. NetScout is taking appropriate steps with its suppliers to address and improve the process for sourcing minerals that are “conflict free.” The global supply chain for these minerals is complex, however, and tracing these minerals to their sources is a challenge. NetScout’s efforts to address these issues include notifying its suppliers of its policy on Conflict Minerals and requiring that they disclose their status with respect to the use of Conflict Minerals.

•	There is additional work to be done, but NetScout expects its suppliers to commit to the responsible sourcing of minerals, including providing reasonable assurances that the tantalum, tin, tungsten, and gold in products they manufacture or distribute are conflict free. NetScout expects each supplier to establish its own due diligence program to ensure conflict-free supply chains with respect to all parts and materials used to manufacture products supplied to NetScout.

On April 25, 2013, the Company Policy was posted to

http://www.netscout.com/company/About/Pages/Conflict_Minerals.aspx

Description of Due Diligence Measures

In conducting its RCOI and due diligence, the Company also used the Conflict Minerals Reporting Template (“CMRT”) developed by the Conflict-Free Sourcing Initiative (“CFSI”), as well as other resources publicly available through the CFSI’s Conflict-Free Smelter Program (the “CFSP”). The CFSI is an internationally recognized organization that was founded in 2008 by members of the Electronic Industry Citizenship Coalition and the Global e-Sustainability Initiative (“EICC-GeSI”). The CMRT facilitates the transfer of information through the supply chain regarding country of origin and smelters and refiners used. The CFSP also identifies smelters and refiners that independent third-party audits have confirmed have systems in place that comply with the CFSP’s assessment protocols to assure sourcing of only conflict-free minerals. As part of its due diligence, the Company has used the CMRT to identify the smelters and refiners in the supply chain, as well as the country of origin, of the Necessary Conflict Minerals. The Company requested that sourcing information provided by suppliers cover the entire Reporting Period. As a downstream purchaser, however, the Company’s ability to verify the accuracy, completeness, or full Reporting Period coverage of the data received is limited.

More specifically, the Company’s due diligence process for the Reporting Period involved the following methodologies, steps, and procedures:

Objectives. The primary objective of the due diligence process on the source and chain of custody was to determine whether the Necessary Conflict Minerals directly or indirectly financed or benefitted armed groups in the Covered Countries. The Company’s longer term goal is to use this information to continue to provide transparency regarding its supply chain by satisfying the Company’s Conflict Minerals compliance and reporting obligations and to facilitate informed decision-making about component sourcing.

Management Systems. To support its RCOI and due diligence, in addition to adopting the CMMP Manual and Company Policy, the Company established an internal, cross-functional management system, including a Conflict Minerals Steering Committee. The responsibilities of the Committee Members include (a) establishing the organizational framework needed to meet the expectations set forth in the Company Policy; (b) establishing the CMMP and the CMMP Manual; (c) reviewing the effectiveness of the Company Policy and the CMMP; and (d) periodically communicating the CMMP status and effectiveness to the Committee’s Executive Sponsors.

Grievance Mechanism. The Company has established a mechanism by which customers, employees, and other interested parties may provide or request information relevant to the Company’s CMMP and report any grievances with respect to conflict minerals issues in general.

Strengthened Supplier Engagement / Identification of Supply Chain Risk. Consistent with the approach taken for its RCOI, using a risk analysis approach, the Company contacted suppliers that accounted for 93.9% of the Company’s direct spending on Covered Products during the Reporting Period. The Company requested information from relevant first-tier suppliers to identify smelters or refiners in the supply chain. As necessary, first tier suppliers were encouraged to pursue the information up the supply chain in order to complete their CMRTs. Additionally, at the Company’s request, one of the Company’s contract manufacturers circulated CMRTs to its sub-suppliers and provided the completed templates to the Company for review. The Company received a completed CMRT from all suppliers contacted by the Company and by the contract manufacturer. The Company reviewed the information provided by all of the contacted suppliers to assess the reasonableness of the representations made, to understand what steps the suppliers and sub-suppliers were taking in conducting activities regarding Conflict Minerals, and to identify generally which smelter or refiner facilities were present in the Company’s supply chain. The Company followed up with individual suppliers and sub-suppliers via letters and telephone to investigate issues, to provide feedback on what was acceptable and not acceptable with regard to their representations, and to ensure that the Company had been provided up-to-date information. When information provided by suppliers appeared to be incomplete, incorrect, or not credible, the Company asked for missing or supplemental information or conducted additional investigations as appropriate or practicable to understand relevant facts and circumstances. To date, all of the CMRTs have included data only at the company level (with information applicable to all of the components and materials furnished by the respective suppliers) and do not specify which smelters or refiners or countries of origin were the source of Necessary Conflict Minerals in the particular types of parts furnished to the Company. In other words, none of the Company’s suppliers represented to the Company that Necessary Conflict Minerals from the smelters and refiners they listed in their CMRTs had actually been included in the types of parts they supplied to the Company. As a result, the Company could not reasonably identify which smelters or refiners were used for processing the Necessary Conflict Minerals in the types of supplier parts actually in the Covered Products.

Risk Assessment. Next, to the extent that the Company was able to identify smelters and refiners that might be in its supply chain based on the company-level data provided by its suppliers, the Company took steps to assess the risk that Necessary Conflict Minerals directly or indirectly financed or benefitted armed groups in the Covered Countries. To that end, where the Company had reason to believe that a smelter or refiner that might be in its supply chain was sourcing from a Covered Country, the Company responded by assessing the smelter’s or refiner’s due diligence to the extent practicable. In particular, based on the information provided by the CMRT, the information available through the CFSP, and supplemental information made available by suppliers, the Company assessed whether the smelter or refiner had been validated as conflict free by independent third-party audits conducted through industry group programs. For the Reporting Period, and based on that information, a number of smelters and refiners that might be in the Company’s supply chain were, to the extent reasonably determinable by the Company, determined to be sourcing from independently validated systems, such as the CFSP of the CFSI or other “closed-pipe” program (for example, Solutions for Hope). However, the Company’s suppliers were not able to identify all smelters or refiners in their supply chains, and some of the identified smelters or refiners indicated that they were sourcing from unknown locations.

Risk Management and Mitigation Strategy. None of the direct suppliers contacted by the Company indicated it was unwilling to abide by the Company Policy or to engage in the due diligence process to determine the source and chain of custody of Conflict Minerals. Nevertheless, some of these suppliers have been unable to provide current and complete information about their supply chains, and the Company expects to continue its engagement with those suppliers to obtain that information. In addition, in the event that the Company identifies suppliers that it believes are providing Necessary Conflict Minerals that may finance or benefit armed groups in the Covered Countries, the Company expects to encourage those suppliers to implement responsible sourcing practices and to request that they encourage smelters and refiners to obtain a “conflict free” validation by an independent third-party industry group program. Consistent with the CMMP, the Conflict Minerals Steering Committee provides regular risk assessment updates to the Committee’s Executive Sponsors. The Company also expects to continue to refine, revise and improve the CMMP and the Manual as appropriate.

Conclusions

Identified Smelters and Refiners. As noted above, to date, all of the CMRTs received by the Company have included data only at the suppliers’ company level (with information applicable to all of the parts furnished by the respective supplier) and do not specify which smelters or refiners were the source of Necessary Conflict Minerals in the types of parts actually supplied to the Company. In addition, not all smelters or refiners have been identified. As a result, the Company could not reliably identify the smelters or refiners used for processing the Necessary Conflict Minerals actually in the types of parts in the Company’s Covered Products.

Identified Countries of Origin. As noted above, to date, all of the CMRTs received by the Company have included data only at the suppliers’ company level (with information applicable to all of the parts furnished by the respective supplier) and do not specify which countries of origin were the source of Necessary Conflict Minerals in the types of parts actually supplied to the Company. In addition, not all smelters or refiners have been identified. Based on the above-described due diligence process, the Company does not have sufficient information to reliably identify the countries of origin of the Necessary Conflict Minerals in the Covered Products.

Mine or Location of Origin. The Company has undertaken the following efforts to identify the specific mine or location of origin of the Conflict Minerals within the countries of origin that might be the source of Necessary Conflict Minerals: Where the CMRT provided by a supplier listed the specific mine or location of origin of the Conflict Minerals, the Company relied on the accuracy of this information, unless there were inconsistences or other apparent errors that caused the Company to question the accuracy of those representations. Where the sourcing of the smelter or refiner was identified as unknown to the supplier, the Company conducted further due diligence to the extent practicable by investigating the smelter or refiner using the CFSP of the CFSI and in-region sourcing programs (for example, Solutions for Hope) or other similar public sources of information.

Cautionary Note on Forward-Looking Statements

Forward-looking statements in this Report are made pursuant to the safe harbor provisions of Section 21E of the Securities Exchange Act of 1934, as amended, and other federal securities laws. Investors are cautioned that statements in this Report that are not strictly historical statements, including, without limitation, the Company’s intentions and expectations regarding further supplier engagement, due diligence, and risk mitigation efforts and strategy, constitute forward-looking statements that involve risks and uncertainties. Actual results could differ materially from the forward-looking statements. Words such as “expects,” “anticipates,” “goals,” “intends,” “plans,” “believes,” “seeks,” variations of these words, and similar expressions are intended to identify such forward-looking statements. Risks and uncertainties which could cause actual results to differ include, without limitation, risks and uncertainties associated with the progress of industry and other supply chain transparency and smelter or refiner validation programs for conflict minerals (including the possibility of inaccurate information, fraud, and other irregularities), inadequate supplier education and knowledge, limitations on the ability or willingness of suppliers to provide more accurate, complete, and detailed information, and limitations on the Company’s ability to verify the accuracy or completeness of any supply chain information provided by suppliers or others. Except as otherwise required by the Rule, the Company undertakes no obligation to update the information contained in this Report, or in any forward-looking statements, to reflect new information, events, or circumstances after the date they were made, or to reflect the occurrence of unanticipated events.